

August 3, 2012

Via E-mail
Warren C. Lau
Chief Executive Officer
MetaStat, Inc.
4 Autumnwood Court
The Woodlands, Texas 77380

> **Re:** **MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.)**
> **Amendment No. 2 to Form 8-K**
> **Filed July 13, 2012**
> **File No. 0-52735**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Clinical Development and Validation of the MetaSite Breast Test, page 6

1. We note your response to prior comment 6. Please expand the disclosure in the last paragraph on page 6 to disclose when you are required to pay the remaining amounts to Cornell and Einstein.

Item 9.01 Financial Statements and Exhibits, page 44

2. We note your response and revisions to prior comment 11. We note that you have combined the statement of operations for the entities "MetaStat, Inc." and "Photovoltaic Solar Cells, Inc." but your pro forma balance sheets combine the entities "MetaStat BioMedical, Inc." and "MetaStat, Inc." Please explain if you are referring to the same legal entities in both presentations and clearly explain why the presentation is not consistent.

3.   As a related matter, we note that you have presented an interim pro forma statement of operations. Please explain to us why you did not provide a pro forma statement of operations for the most recently completed fiscal year. Refer to Rule 8-05(b)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Levine, Esq.